September 6, 2024

Via EDGAR Correspondence

Ms. Samantha Brutlag

Mr. Michael Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 57)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 58)

Dear Ms. Brutlag and Mr. Kosoff:

This letter responds to the comments to Post-Effective Amendment No. 57 to the Registrant’s registration statement on Form N-1A (“PEA 57”) that were provided by teleconference on August 6, 2024 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Mid Cap Growth Alpha ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 57.

1.	Staff Comment: Please provide the Staff the completed fee table and expense example 1 week prior to effectiveness.

Response:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.30%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur during the current fiscal year.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$31	$97

2.	Staff Comment: Since the Fund name includes “Alpha,” please provide an explanation of what the word “Alpha” means in plain English and explain how it relates to the Fund’s strategy in the Principal Investment Strategy section. The Staff suggests including this explanation in the second paragraph where the disclosure discusses where the Fund seeks to maximize excess returns.

Response: The Registrant has added the requested language in the second paragraph in the Principal Investment Strategy section (additional language shown in italics for comparison purposes):

“The Fund uses an active, systematic strategy designed to select mid-sized capitalization growth stocks using a proprietary quantitative methodology. The Fund seeks to generate alpha and maximize expected excess returns by utilizing a set of proprietary factors or signals based on fundamental research. Alpha is a measure of how much the Fund outperforms relative to its performance benchmark index. The Fund utilizes portfolio optimization techniques to manage risk by maintaining characteristics that are similar to those of the performance benchmark index and to evaluate security combinations and weightings in an effort to construct the portfolio given the Fund’s performance benchmark index and target risk objective.”

3.	Staff Comment: The Staff notes the inclusion of an “Exchange-Traded Funds Risk” in Item 9 “Risks of the Fund.” Please consider whether the “Acquired Fund Fees and Expenses” line item is needed in the fee table.

Response: The Registrant confirms that the Fund does not expect any Acquired Fund Fees and Expenses for the upcoming fiscal year.

4.	Staff Comment: Under Item 9 "Risks of the Fund,” please disclose the Item 4 principal risks in more detail in response to Item 9. Please identify non-principal risks or consider moving all non-principal risks to the Statement of Additional Information (“SAI”).

Response: As requested, the Registrant has included Item 4 principal risks in more detail in response to Item 9 and has added disclosure in the “Risks of the Fund” introduction paragraph that the risks in Item 9 include both principal and non-principal risks.

5.	Staff Comment: Please provide the Staff with the completed Expense Limitation disclosure.

Response:

As requested, the Registrant notes that the following statement is included without brackets in the “Management of the Fund” section as follows:

“The Adviser has contractually agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated ETFs in which the Fund invests. Pursuant to this agreement, the waiver amount is equal to the amount of Fund assets invested in the affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the affiliated ETF less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by the Adviser with respect to the affiliated ETF (including, but not limited to custody, sub-administration and transfer agency fees, and fees paid to the distributor). The fee waiver agreement will remain in effect at least through February 28, 2025. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees.”

*      *      *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen

Cara B. Owen

Secretary

Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.